(formerly Genco Resources Ltd.)
Condensed Interim Consolidated Financial Statements
June 30, 2011 and 2010
(Unaudited)

885 West Georgia, Suite 1210, Vancouver, BC, Canada, V6C 3E8
(T) 604.682.4004 (F) 604.682.2235 (W) www.silvermexresources.com
TSX: SLX

NOTICE OF NO REVIEW BY AUDITOR

In accordance with National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators WE HEREBY GIVE NOTICE THAT our condensed interim consolidated financial statements for the period ended June 30, 2011, which follow this notice, have not been reviewed by an auditor.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars, unaudited)

	June 30	December 31	January 1
	2011	2010	2010
	$	$	$
Assets
Current assets
Cash and cash equivalents	13,241,691	17,414,536	625,171
Short-term investments	7,400,000	7,400,203	-
Restricted cash (Note 19a)	3,224,141	-	-
Accounts receivable (Note 6)	939,117	2,381,506	357,021
Note receivable (Note 8)	2,000,000	2,000,000	2,566,201
Inventory (Note 7)	1,228,483	708,423	231,207
Prepaid expenses and deposits	254,780	252,261	137,244
	28,288,212	30,156,929	3,916,844

Mineral property interests (Note 9)	28,423,086	28,423,086	48,493
Property, plant, and equipment (Note 10)	16,752,737	15,701,004	13,814,205

	73,464,035	74,281,019	17,779,542

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,248,669	2,937,783	2,602,117
Deferred gain on sale of Chief Consolidated Mining Company (Note 8)	1,293,265	1,293,265	1,418,501
Current portion of long term debt (Note 11)	953,233	487,147	516,937
	4,495,167	4,718,195	4,537,555

Long term debt (Note 11)	453,760	917,494	516,936
Provision for reclamation and rehabilitation (Note 12)	1,542,776	1,492,940	111,092
Deferred income taxes	7,546,798	7,722,354	2,588,169

	14,038,501	14,850,983	7,753,752
Shareholders' equity
Share capital (Note 13)	133,794,308	132,151,881	52,273,254
Contributed surplus (Note 13)	24,271,052	23,424,017	11,810,136
Accumulated other comprehensive loss	(808,827)	(431,146)	-
Deficit	(97,830,999)	(95,714,716)	(54,057,600)
	59,425,534	59,430,036	10,025,790

	73,464,035	74,281,019	17,779,542

Nature and description of the Company (Note 1), contingencies and commitments (Note 9 and 19) and subsequent events (Note 20)

Authorized for issue by the Board of Directors on August 11, 2011:

"Joseph Ovsenek"	"Duane Nelson"
Director	Director

See accompanying notes to the condensed interim consolidated financial statements.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars, unaudited)

	Three Months	Three Months	Six Months	Six Months
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
	$	$	$	$

Sales	2,752,001	247,833	6,639,242	247,833
Cost of sales	1,640,641	794,782	3,780,496	794,782
	1,111,360	(546,949)	2,858,746	(546,949)
Operating expenses
Exploration	364,670	-	667,143	-
Administration	1,556,713	831,373	2,748,957	1,443,488
Mine overhead	-	135,630	-	905,503
Share-based compensation (Note 13)	652,017	70,227	1,635,337	225,448
	2,573,400	1,037,230	5,051,437	2,574,439
Operating loss	(1,462,040)	(1,584,179)	(2,192,691)	(3,121,388)

Other income (expenses)
Finance costs	(42,786)	(21,003)	(85,435)	(42,028)
Foreign exchange gain (loss)	108,393	(77,895)	(131,880)	(104,001)
Interest and other income	69,648	64,714	163,532	130,120
	135,255	(34,184)	(53,783)	(15,909)
Net loss before tax	(1,326,785)	(1,618,363)	(2,246,474)	(3,137,297)

Income tax expense (recovery) Deferred	(107,408)	45,956	(130,191)	(24,556)

Net loss for the period	(1,219,377)	(1,664,319)	(2,116,283)	(3,112,741)

Other comprehensive loss
Currency translation adjustment	101,627	296,767	(377,681)	44,992
Total comprehensive loss for the period	(1,117,750)	(1,367,552)	(2,493,964)	(3,067,749)

Loss per share
Basic and fully diluted	$(0.01)	$(0.02)	$(0.01)	$(0.03)

Weighted average number of common shares outstanding	234,124,974	99,311,913	233,512,337	95,066,587

See accompanying notes to the condensed interim consolidated financial statements.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unaudited)

	Three Months	Three Months	Six Months	Six Months
	June 30	June 30	June 30	June 30
	2011	2010	2011	2010
	$	$	$	$
Cash used in operating activities
Net loss	(1,219,377)	(1,664,319)	(2,116,283)	(3,112,741)
Adjustments for non-cash items:
Finance costs	42,786	21,003	85,435	42,028
Depreciation (Note 10)	297,116	192,380	690,801	362,409
Foreign exchange loss	(108,393)	77,895	131,880	104,001
Non-cash bonuses and fair value loss on bonuses	-	178,121	-	178,121
Deferred income taxes	(107,408)	45,956	(130,191)	(24,556)
Share-based compensation (Note 13)	652,017	70,227	1,635,337	225,448
	(443,259)	(1,078,737)	296,979	(2,225,290)
Changes in non-cash working capital (Note 14)	859,185	(1,206,628)	(3,209,805)	(895,283)
	415,926	(2,285,365)	(2,912,826)	(3,120,573)

Cash used for (provided by) investing activities
Expenditures on deferred development	(559,377)	-	(860,548)	-
Purchase of short term investments	(1,183,993)	-	-	-
Purchase of property, plant, and equipment	(662,353)	(7,175)	(1,075,717)	(60,765)
	(2,405,723)	(7,175)	(1,936,265)	(60,765)

Cash provided by financing activities
Shares issued for cash, net of issuance costs	201,613	-	854,125	4,267,261
	201,613	-	854,125	4,267,261

(Decrease) increase in cash during the period	(1,788,184)	(2,292,540)	(3,994,966)	1,085,923
Effect of changes in foreign exchange rates	33,664	(125,848)	(177,879)	(82,684)
Cash and cash equivalents, beginning	14,996,211	4,046,798	17,414,536	625,171

Cash and cash equivalents, ending	13,241,691	1,628,410	13,241,691	1,628,410

Supplementary cash flow information (Note 15)

See accompanying notes to the condensed interim consolidated financial statements.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Condensed Interim Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars, unaudited)

				Accumulated
				Other
	Number of	Share	Contributed	Comprehensive
	Common	Capital	Surplus	Loss	Deficit	Total
	Shares	$	$	$	$	$

Balance, January 1, 2010	84,718,289	52,273,254	11,810,136	-	(54,057,600)	10,025,790
Private placements (Note 13)	14,587,100	3,539,827	727,434	-	-	4,267,261
Shares issued to settle debt (Note 13)	593,560	178,121	-	-	-	178,121
Share-based compensation	-	-	225,448	-	-	225,448
Currency translation adjustment	-	-	-	44,992	-	44,992
Net loss for the period	-	-	-	-	(3,112,741)	(3,112,741)
Balance, June 30, 2010	99,898,949	55,991,202	12,763,018	44,992	(57,170,341)	11,628,871

				Accumulated
				Other
	Number of	Share	Contributed	Comprehensive
	Common	Capital	Surplus	Loss	Deficit	Total
	Shares	$	$	$	$	$

Balance, January 1, 2010	84,718,289	52,273,254	11,810,136	-	(54,057,600)	10,025,790
Private placements (Note 13)	38,780,648	12,433,353	5,581,835	-	-	18,015,188
Acquisition of Silver One (Note 5)	89,315,406	57,982,663	7,064,130	-	-	65,046,793
Shares issued to settle debt (Note 13)	2,969,050	734,711	-	-	-	734,711
Exercise of stock options	540,000	265,957	(75,957)	-	-	190,000
Exercise of warrants	14,979,864	8,461,943	(1,762,697)	-	-	6,699,246
Stock-based compensation	-	-	806,570	-	-	806,570
Currency translation adjustment	-	-	-	(431,146)	-	(431,146)
Net loss for the year	-	-	-	-	(41,657,116)	(41,657,116)
Balance, December 31, 2010	231,303,257	132,151,881	23,424,017	(431,146)	(95,714,716)	59,430,036
Exercise of stock options	719,500	430,793	(194,792)	-	-	236,001
Exercise of warrants	2,375,892	1,211,634	(593,510)	-	-	618,124
Share-based compensation	-	-	1,635,337	-	-	1,635,337
Currency translation adjustment	-	-	-	(377,681)	-	(377,681)
Net loss for the period	-	-	-	-	(2,116,283)	(2,116,283)
Balance, June 30, 2011	234,398,649	133,794,308	24,271,052	(808,827)	(97,830,999)	59,425,534

See accompanying notes to the condensed interim consolidated financial statements.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

1.	Nature and description of the Company

Silvermex Resources Inc. (formerly Genco Resources Ltd. and referred to as “the Company” or “Silvermex”) is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metal assets and developing its core asset, La Guitarra, a producing silver and gold property located in the Temascaltepec mining district of central Mexico. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol SLX.

The Company was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, to Genco Resources Ltd. (“Genco”) on March 30, 1998 and to Silvermex Resources Inc. on November 16, 2010.

The Company acquired La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”), an operating silver and gold mining company incorporated under the laws of Mexico in 2003.

On September 20, 2010, the Company announced that it had entered into a plan of arrangement with Silvermex Resources Ltd., a TSX Venture company, to acquire 100% of the outstanding shares of Silvermex Resources Ltd, in an all share transaction. The acquisition was completed on November 16, 2010 and the former Silvermex Resources Ltd. was renamed Silver One Mining Corporation (“Silver One”). See Note 5 for details of the business combination.

The head office, principal address, registered and records office of the Company is located at Suite 1210 - 885 West Georgia Street, Vancouver, BC, Canada.

2.	Basis of preparation and statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), using the accounting policies the Company expects to apply in its consolidated financial statements for the year ended December 31, 2011. Prior to the adoption of IFRS, the Company’s consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Subject to certain transition elections disclosed in Note 21, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all periods presented. Note 21 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010, and in consideration of the IFRS disclosures included in Note 21 to these statements.

3.	Significant accounting policies

The significant accounting policies applied in these condensed interim consolidated financial statements are as follows:

(a) Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss and certain property, plant and equipment, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b) Presentation currency

All amounts in these financial statements are presented in Canadian dollars unless noted otherwise.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

3.	Significant accounting policies - continued

	(c)	Principles of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the entities controlled by the Company (its subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Company.

The subsidiaries and the Company’s ownership interests therein, are as follows:

Company	Location	Ownership interest	Status

Silver One Mining Corporation	Canada	100%	Consolidated subsidiary
Minera Terra Plata S.A. De C.V.	Mexico	100%	Consolidated subsidiary
Minera La Rastra S.A. De C.V.	Mexico	100%	Consolidated subsidiary
La Guitarra Compania Minera S.A. De C.V.	Mexico	100%	Consolidated subsidiary
Servicios Para La Industria Minera S.A. De C.V.	Mexico	100%	Consolidated subsidiary

Inter-company balances, transactions, revenues and expenses, are eliminated in preparing the consolidated financial statements.

(d)	Significant accounting judgments

The preparation of financial statements in conformity with IFRS requires management to apply judgements that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accounting judgements that have the most significant effect on the amounts recognized in the Company’s condensed interim consolidated financial statements include but are not limited to the following:

	•	Economic recoverability of the mineral property interests;
	•	Classification of financial instruments;
	•	Degree of componentization of property, plant and equipment; and
	•	Determination of functional currency for the Company and its subsidiaries.

The judgements are based on experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

(e)	Significant accounting estimates

The preparation of these condensed interim consolidated financial statements requires management to make estimates and assumptions which are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

3.	Significant accounting policies - continued

Significant accounts that require estimates as the basis for determining the stated amounts include but are not limited to the following:

•	Accounting for doubtful accounts receivable, inventory values, warrants, impairment of property, plant and equipment, share- based payments, accruals, and income and mining taxes;
•	Depreciation and depletion of property, plant and equipment assets are dependent upon estimates of useful lives and reserve estimates;
•

The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets; and

•

Environmental rehabilitation and decommissioning provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated. The estimate of future environmental rehabilitation liabilities is subject to change based on amendments to applicable laws and legislation. Future changes in environmental rehabilitation liabilities, if any, could have a significant impact and would be reflected prospectively, as a change in accounting estimate.

(f)	Business combinations

Business combinations prior to January 1, 2010 have been accounted for in accordance with the Company’s previous policies under Canadian GAAP. Business combinations occurring after January 1, 2010 are accounted for in accordance with the following policy.

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred is measured as the aggregate of the acquisition date fair values of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. Any costs directly attributable to the business combination are recognized in profit or loss as incurred, except if incurred in the issuance of debt or equity securities.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, Business Combinations (“IFRS 3”) are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”), which are recognized and measured at fair value less cost to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized immediately in profit or loss.

The interest of non-controlling shareholders on acquisition is initially measured at the non-controlling shareholders proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

(g)	Foreign currency translation

The Company’s functional and presentation currency is the Canadian dollar. The individual financial statements of each group entity are measured in the currency of the primary economic environment in which the entity operates (its functional currency) and are as follows:

Company	Functional currency

Silvermex Resources Inc.	Canadian Dollars
Silver One Mining Corporation	Canadian Dollars
Minera Terra Plata S.A. De C.V.	Canadian Dollars
Mineral La Rastra S.A. De C.V.	Canadian Dollars
La Guitarra Compania Minera S.A. De C.V.	US Dollars
Servicios Para La Industria Minera S.A. De C.V.	US Dollars

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

3.	Significant accounting policies – continued

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the closing rate. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences are recognized in profit or loss, unless the difference relates to an item that is recognized in other comprehensive income, whereby the exchange difference would be recognized in other comprehensive income or loss and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

(h)	Cash and cash equivalents

Cash and cash equivalents consists of deposits in the bank and highly liquid investments with an original maturity of 90 days or less. There were no cash equivalents as of June 30, 2011, December 31, 2010 and January 1, 2010.

(i)	Short-term investments

Investments in marketable securities are designated as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the statement of financial position date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income until investments are disposed of or when there is objective evidence of an impairment in value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance.

At each statement of financial position date, the Company assesses for any objective evidence of a permanent impairment in value and records such impairment in profit or loss for the period. If an impairment of an investment in an equity security has been recorded in profit or loss, it cannot be reversed in future periods.

(j)	Inventory

Inventory is stated at the lower of cost or net realizable value. Mineral concentrate inventory is determined on a weighted average cost basis and includes all direct costs of extracting the ore, direct labour, and an allocation of the indirect costs associated with operating La Guitarra mine. Cost of parts and supplies are determined on a weighted average cost basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. When circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down is reversed.

(k)	Exploration and evaluation expenditures

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for minerals.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

(i)

establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;

	(ii)	determining the optimal methods of extraction and metallurgical and treatment processes;
	(iii)	studies related to surveying, transportation, and infrastructure requirements;
	(iv)	permitting activities; and
	(v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred to the date of establishing economic recoverability. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized to property, plant and equipment as mine infrastructure. Amounts relating to the costs to acquire mineral and exploration rights are capitalized as incurred. The costs of acquiring mineral and exploration rights are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

3.	Significant accounting policies - continued

	(l)	Mineral property interests

Property acquisition and mine development costs are recorded at cost. Pre-production expenditures are capitalized until the commencement of production. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized. Mine development costs related to current period production are charged to operations as incurred. Interest on financing attributable to mine development is capitalized to mine development costs while construction and development activities at the property are in progress. When the property is placed into production, those capitalized costs are included in the calculation of the depreciation of mine development costs. Property acquisition and mine development costs are amortized by the units-of-production method based on estimated recoverable reserves.

	(m)	Property, plant and equipment

Property, plant, and equipment are recorded at cost and subsequently measured at cost less accumulated depreciation and impairment loss, if any. The carrying amounts of property, plant and equipment are depreciated to their estimated residual value over the estimated economic life of the specific assets to which they relate, using straight-line method and rates indicated below:

Asset	Depreciation rate
Automotive	2 to 12 years
Buildings	35 years
Computer equipment	2 to 7 years
Office furniture and equipment	10 years
Software	1 to 3 years
Mining equipment	2 to 20 years, or life of mine
Leasehold improvements	Term of the lease
Mine development and reclamation	Unit of production basis

Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation. Depreciation commences on the date the asset is available for use, as intended by management.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present.

(n)	Impairment of long-lived assets

At each reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Future cash flows are based on expected future production, estimated recoverable reserves, estimated future commodity prices and the estimated operating, capital, and reclamation costs. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units (“CGU”) to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

3.	Significant accounting policies - continued

	(o)	Provision for reclamation and rehabilitation

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment. The Company records the fair value of any environmental reclamation and rehabilitation as a long-term liability in the period in which the related environmental disturbance occurs, based on the net present value of the estimated future costs that are required by current legal and regulatory requirements. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the mineral property along with a corresponding increase in the rehabilitation provision in the period incurred. The mine reclamation asset is depreciated on the same basis as the asset. The liability is increased for the passage of time and adjusted for changes to the current market-based risk-free discount rate, and the amount or timing of the underlying cash flows needed to settle the obligation.

	(p)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Where the expenditure is material, the amount of the provision shall be the present value of the expenditures to be required to settle the obligation. The increase in the provision due to passage of time is recognized as finance costs.

Present obligation arising under onerous contracts are recognized and measured as provisions. An onerous contract is considered to exist where the Company has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

	(q)	Share-based compensation

The Company grants share-based awards to employees, directors and consultants as an element of compensation. The fair value of the awards are recognized over the vesting period as compensation expense and contributed surplus within equity. The fair value of share-based payments is determined using the Black-Scholes option pricing model using estimates at the date of the grant. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed. The movement in cumulative expense is recognised in the statement of comprehensive income with a corresponding entry within equity, against contributed surplus. No expense is recognised for awards that do not ultimately vest. When options are exercised, the proceeds received, together with any related amount in contributed surplus, are credited to share capital.

	(r)	Income taxes

Income tax expense consists of current and deferred tax expense and is recognized in profit or loss. Current tax expense for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted by the end of the reporting period, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of the change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

3.	Significant accounting policies – continued

The following temporary differences do not result in the recognition of deferred tax assets or liabilities:

•	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable profit;
•	goodwill; and
•

investments in subsidiaries and associates and interests in joint ventures where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax against current liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(s)	Financial instruments

All financial assets are initially recorded at fair value and designated upon inception into one of four categories and measured as follows:

Classification	Subsequent measurement
Held to maturity	Amortized cost
Available-for-sale	Fair value
Loans and receivables	Amortized cost
Fair-value-through-profit-or-loss (“FVTPL”)	Fair value

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial fair value of the asset.

Financial assets classified as available-for-sale are measured at fair value with gains and losses recognized in other comprehensive income (loss) except for impairment losses. Interest calculated using the effective interest method and foreign exchange gain and losses on monetary items, will be recognized in profit and loss.

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s trade and other payables, deposits received and amount due under line of credit facilities are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of profit or loss.

The Company has designated each of its significant categories of financial instruments as follows:

Financial instruments	Categories
Cash and cash equivalents	Fair-value-through profit or loss
Short term investments	Available-for-sale
Restricted cash	Fair-value-through profit or loss
Accounts receivable	Loans and receivables
Related party receivable	Loans and receivables
Note receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Long term debt	Other financial liabilities

Impairment of financial assets

An assessment is made at each statement of financial position date to determine whether there is objective evidence that a financial asset or group of financial assets, other than those at FVTPL may be impaired. If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognized for the difference between the recoverable amount and the carrying amount as follows: the carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the year.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

3.	Significant accounting policies – continued

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognised in other comprehensive income are reclassified to profit or loss.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised. In respect of available-for-sale equity securities, impairment losses previously recognised in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognised in other comprehensive income.

(t)	Leases

Operating lease payments are expensed on a straight-line basis over the term of the relevant lease. Incentives received upon entry into an operating lease are recognized straight-line over the lease term.

Assets held under finance leases are recognized as assets of the Company at the lower of the fair value at the inception of the lease or the present value of the minimum lease payments. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are charged to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized. At June 30, 2011, December 31, 2010 and January 1, 2010, the Company was not party to any finance leases.

(u)	Revenue

Revenue is recognized on mineral sales at the time the Company has transferred to the buyer the significant risks and rewards of ownership; the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue can be measured reliably; it is probable that the economic benefits associated with the transaction will flow to the entity; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from mineral sales are subject to adjustment upon final settlement of weights and assays as of a date that is typically a few months after the shipment date. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal sales.

Dividend revenue from investments is recognized when the shareholders’ right to receive payment has been established. Interest revenue is recognized as it accrues.

(v)	Goodwill

Goodwill is not amortized. Goodwill is allocated to each of the Company’s CGUs that are expected to benefit from the synergies of the business combination. CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU on a pro-rata basis. Impairment losses recognized for goodwill are not reversed in subsequent periods.

On disposal or abandonment of a CGU, the attributable carrying amount of goodwill is derecognized and included in the calculation of gain or loss on disposal or abandonment.

(w)	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of the asset until such time as the asset is substantially ready for its intended use or sale. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual borrowing costs incurred. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using the weighted average of the borrowing costs applicable to the general borrowings of the Company that are outstanding during the period.

Transaction costs related to the establishment of a loan facility are capitalized and amortized over the life of the facility. All other borrowing costs are recognized as finance costs in the statement of profit or loss in the period in which they are incurred.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

3.	Significant accounting policies - continued

	(x)	Earnings (loss) per share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to redeem common shares at the prevailing market value. In periods of loss, diluted loss per share is the same as basic loss per share as the effect would be anti-dilutive.

4.	Changes in accounting standards

	(a)	IFRS 9, Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9 in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as FVTPL, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities, with comments due in March and April of 2011. The complete IFRS 9 is anticipated to be issued during the second half of 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

	(b)	IFRS 10, Consolidated Financial Statements (“IFRS 10”)

In May 2011, the IASB issued IFRS 10 and is effective for periods beginning on or after January 1, 2013. This standard will replace all of the existing guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements (“IAS 27”) and SIC 12 Consolidation – Special Purpose Entities (“SIC 12”). IFRS 10 changes the definition of control so the same criteria are applied to all entities to determine control and includes detailed guidance that addresses the different ways in which a reporting entity (investor) might control another entity (investee). The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

	(c)	IFRS 11, Joint Arrangements (“IFRS 11”)

The IASB issued IFRS 11, on May 12, 2011. IFRS 11 established the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

	(d)	IFRS 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 has been issued and is effective for periods beginning on or after January 1, 2013. IFRS 12 sets out the required disclosures for entities reporting under the two new standards IFRS 10 and IFRS 11. The new rules also replace the disclosure requirements currently found in IAS 28 Investments in associates. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The Company is currently evaluating the impact of these amendments to IFRS 12 on its consolidated financial statements.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

4.	Changes in accounting standards – continued

	(e)	IFRS 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 has been issued and is effective for periods beginning on or after January 1, 2013. The guidance in IFRS 13 does not apply to transactions within the scope of Leases, or certain other measurements that are required by value (for example, value in use in IAS 36 Impairment of Assets). The guidance in IFRS 13 is quite extensive and some of the key provisions in the standard are included as follows:

•

fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value of a liability therefore reflects non- performance risk (that is, own credit risk);

•

fair value measurement is to assume that the transaction to sell the asset or transfer the liability takes place in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal market is the market with the greatest volume and level of activity for the asset or liability that can be accessed by the entity;

•

fair value is measured using the same assumptions and taking into account the same characteristics of the asset or liability as market participants would. Fair value is a market based, not entity specific, measurement;

• for non-financial assets only, the fair value is determined based on the highest and best use of the asset as determined by a market participant;
• the use of bid prices for asset positions and ask prices for liability positions is permitted if those prices are most representative of fair value in the circumstances, but it is not required; and
•

the three-tier fair value hierarchy is maintained, based on the inputs to the valuation techniques. Each fair value measurement is categorized based on the lowest level input that is significant to it.

The Company uses fair value measurements in the preparation of its financial statements and consequently will be subject to the new requirements.

	(f)	IAS 27, Consolidated and Separate Financial Statements (“IAS 27”)

IAS 27 was amended in May 2011. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9, Financial Instruments (“IFRS 9”). IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The company is currently evaluating the impact of this standard on its consolidated financial statements.

	(g)	IAS 28, Investments in Associates (“IAS 28”)

IAS 28 was amended in May 2011 which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The company is currently evaluating the impact of this amendment to IAS 28 on its consolidated financial statements.

	(h)	IAS 12, Income taxes (“IAS 12”)

IAS 12 was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is assessing the effect of the changes to IAS 12 on its financial results and financial position.

5.	Acquisition of Silvermex Resources Ltd. and change of name

On September 20, 2010, the Company announced that it had entered into a plan of arrangement with Silvermex Resources Ltd., a TSX Venture company, to acquire 100% of the outstanding shares of Silvermex Resources Ltd., in an all share transaction. The acquisition was completed on November 16, 2010 and the former Silvermex Resources Ltd. was renamed Silver One Mining Corporation.

The transaction has been accounted for as a business combination under the acquisition method, with former Genco Resources Ltd. as the acquirer of Silver One. The Company has included the results of Silver One in its consolidated financial statements commencing on November 16, 2010.

Immediately prior to the completion of the plan of arrangement, the common shares of the Company were split on a ratio of 1 to 1.1 (Note 13). Accordingly, the outstanding share options and warrants were also split on a ratio of 1 to 1.1 and the exercise price of the options and warrants decreased by a ratio 0.90909. The other terms of the options and warrants were not modified.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

5.	Acquisition of Silvermex Resources Ltd. and change of name – continued

Total purchase consideration is as follows:

$
Common shares issued	58,055,014

Other share capital items:
Employee and consultant share options	1,844,727
Warrants	4,116,095
Agents’ common share units	453,308
Aurcana debt assumed to be settled in shares (Note 13a)	650,000
Total consideration	65,119,144

Management has determined the date of acquisition to be November 16, 2010 and therefore valued the share consideration at the Company’s closing share price on the acquisition date.

The consideration issued to the former Silver One shareholders in exchange for their existing Silver One share capital items were comprised of 89,315,406 common shares valued at $0.65 per share on the acquisition date, 7,000,000 employee and consultant share options, 15,795,655 common share warrants and 1,003,244 agents’ common share units. Each agent common share unit is exercisable at $0.45 into one common share and one common share purchase warrant which are exercisable at $0.65. The fair values of the options and warrants were measured on the date of acquisition using the Black-Scholes option pricing model (Note 13).

The allocation of the purchase price has not been finalized as at the date these condensed interim consolidated financial statements were issued as management is in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated future income tax assets and liabilities, and determining the value of goodwill.

The preliminary purchase price allocation below includes management’s initial estimates of the fair value of the assets and liabilities acquired, and is therefore subject to change:

$
Total consideration	65,119,144

Net assets acquired:
Cash and cash equivalents	4,048,180
Other current assets	456,320
Property, plant and equipment	2,067,031
Mineral property interests	28,384,635
Goodwill	37,468,666
Current liabilities	(651,497)
Long-term debt	(924,088)
Provision for reclamation and rehabilitation	(142,259)
Deferred income taxes	(5,587,844)
65,119,114

The purchase price of an acquired business is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based upon their respective estimated fair values, with the excess recorded as goodwill. Such estimated fair value assessments require judgment.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

5.	Acquisition of Silvermex Resources Ltd. and change of name - continued

The preliminary goodwill on the transaction has arisen primarily due to the change in fair value of the share consideration issued to the former shareholders’ of Silver One. During the time period between the date of the announcement of the transaction and the acquisition date, the Company’s share price increased significantly, causing an increase in the value of the overall purchase consideration. The Company attributes a portion of the goodwill to the potential of the land and mineral rights acquired to provide reserves and resources over and above the value attributed to the mineral property interests. Silver One has been classified as a separate reporting unit and operating segment. The Company tested the impairment of goodwill at December 31, 2010 and determined that it could not support the carrying value of the preliminary goodwill and as result recorded an impairment of the goodwill of $37,468,666.

Transaction costs of $847,709 were incurred and were expensed in the year ended December 31, 2010.

6.	Accounts receivable

	June 30,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Trade receivable (Note 17)	594,275	1,766,942	293,794
Value Added Taxes Receivable (Note 19d)	2,225,146	2,886,792	2,670,107
Other	344,723	546,460	323,208
	3,164,144	5,200,194	3,287,109
Valuation allowance (Note 19d)	(2,225,027)	(2,818,688)	(2,930,088)
	939,117	2,381,506	357,021

7.	Inventory

	June 30,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Mineral concentrate	643,261	334,242	-
Parts and supplies	585,222	374,181	231,207
	1,228,483	708,423	231,207

At June 30, 2011, December 31, 2010 and January 1, 2010, no inventories have been pledged as security for liabilities.

8.	Sale of shares of Chief Consolidated Mining Company

During 2008, the Company reached an agreement with Andover Ventures Inc. (“Andover”) to sell the Company’s 64.7% interest in Chief Consolidated Mining Company (“Chief”), for cash consideration of $5,012,352 (US$4,878,002), and 1,500,000 Andover shares with Andover pledging the entire amount of the Chief shares as collateral. This sale was not completed by Andover under the agreed terms and during 2008, the Company initiated legal action against Andover relating to Andover’s failure to fulfill its obligations under the purchase agreement.

During the first quarter of 2009, a settlement (the “2009 Settlement”) was reached with Andover and new terms for the sale of Chief were agreed. As part of the 2009 Settlement, the parties agreed to terminate all previous agreements and Andover agreed to purchase the Chief shares for a promissory note (the “Note”) of $5,000,000 plus amounts previously paid to the Company in 2008 totalling $2,000,000 in cash and $857,500 in Andover shares. The Note, which was due to be repaid in September 2009, bore quarterly interest at a specified rate of US prime plus 2%, subject to a minimum rate of 4% per year. The Company received the Chief shares as collateral for the Note.

Based on the book value of the Chief shares in 2009, a gain of $5,431,820 resulted. The gain was deferred and was to be recognized as proceeds were received. During the year ended December 31, 2009 the Company recognized a gain of $1,579,520 in profit or loss relating to the cash proceeds and Andover shares received prior to the 2009 Settlement. During the fourth quarter of 2009, the Company evaluated the recoverability of the promissory note and concluded that it was impaired and recognized an allowance for impairment of the receivable totalling $2,433,799 which reduced the carrying value of the Note and also reduced the amount of the deferred gain on the disposal of the Chief shares. The amount of the impairment was equal to the value of the pledged Chief shares. The remaining gain on the sale of $1,418,501 was deferred. The Company received or accrued total interest payments of $453,859 from Andover as at June 30, 2011.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

8.	Sale of shares of Chief Consolidated Mining Company - continued

During 2010, the Company and Andover agreed to amend the 2009 Settlement and entered into a new agreement (the “2010 Agreement”). Under the terms of the 2010 Agreement, the Company agreed to new terms of repayment which included $2,000,000 during 2010 and a remaining $2,000,000 to be paid in September 2011. The Company continued to have a pledge over the shares of Chief as collateral. As a result of the collections made in 2010, and the continued access to the collateral, a portion of the impairment recorded in 2009 was reversed and the Note was recorded for the remaining proceeds to be received of $2,000,000 as of December 31, 2010.

During the year ended December 31, 2010, the Company recognized a gain of $1,559,053 due to the payments received from Andover during 2010. The remaining gain of $1,293,265 remains deferred and will be recognized when the remaining amount is collected in 2011.

9.	Mineral property interests

	June 30,	December 31,	January 1,
	2011	2010	2010
	$	$	$

San Marcial Property	7,205,232	7,205,232	-
Peñasco Quemado Property	8,615,107	8,615,107	-
La Frazada Property	7,640,421	7,640,421	-
Rosario Property	4,923,877	4,923,877	-
Other properties	38,449	38,449	48,493
	28,423,086	28,423,086	48,493

La Guitarra Property, Temascaltepec, Mexico

The Company owns and leases concessions which are primarily located in the Municipality of Temascaltepec, in Mexico State. The Company directly holds title to 38 of the mineral concessions and 5 concessions are leased from a third party.

The concession owned by the third party are not currently in production. Royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable when the properties are in production. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to the third party of US $200,000 is payable when the production has totalled 30,000 equivalent ounces of gold.

San Marcial Property, Sinaloa, Mexico

The Company has an agreement with Silver Standard Resource Inc. (“Silver Standard”) to earn a 100% interest in the San Marcial Project. Under the current agreement, an option payment of 1,000,000 common shares of the Company was required in February 2011. This payment has not been made as of June 30, 2011 as the agreement is in the process of being renegotiated due to the acquisition of Silver One by Silvermex. In addition to the share payment, the Company has an option to pay $6,000,000 in either cash or shares at the election of Silver Standard, by February 1, 2012, and a 1% net smelter royalty (“NSR”) capped at $13,750,000 less the $6,000,000 payment and the value of the 1,000,000 shares to be issued to Silver Standard upon the finalization of the renegotiated agreement. The Company is obligated to pay Silver Standard US$100,000 per month if commercial production commences on the property while the property is still under option from Silver Standard. These payments will be credited against the purchase price. There is also a 3% NSR on the property, and the Company is also obligated to pay $97,650 (US$100,000) to International American Resources Inc. as a production payment.

Peñasco Quemado Property, Tubutama Sonora, Mexico

The Company holds a 100% interest in the Peñasco Quemado Project and has entered into a Funding Agreement with Silver Standard Resources Inc. The agreement allows for a joint venture agreement to be formed upon notification by the Company that it has prepared a resource estimate that meets or exceeds an aggregate of 30 million ounces of silver in the measured, indicated and inferred mineral resource categories. Upon such notification, Silver Standard may elect to enter into the joint venture by expending the greater of double the expenditures incurred to that date by the Company or US$1,000,000. Upon the formation of the joint venture, Silver Standard would acquire a 51% interest and would be the operator of the project. Silver Standard may increase its interest to 70% by paying all costs required to complete a feasibility study.

The Funding Agreement contains a right of first refusal to Silver Standard for the Company’s interest in the project. The Funding Agreement also contains a dilution provision which provides that in the event either party’s interest is diluted below 10%, it shall relinquish its participating interest to the other party in return for a 1% NSR.

La Frazada Property, Nayarit, Mexico

The Company acquired 100% of the La Frazada Property through staking.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

9.	Mineral property interests - continued

Rosario Property, Sinaloa, Mexico

On November 30, 2009, the Company acquired all of outstanding shares of La Rastra S.A. de C.V. (“La Rastra”) from Aurcana Corporation (“Aurcana”). La Rastra holds the rights to, amongst others, the Rosario, San Juan and Plomosas concessions which are cumulatively referred to as the Rosario Project.

As of the date of the acquisition of Silver One, the remaining obligations under the purchase agreement included the delivery of 1,000,000 shares to be issued upon the earlier of October 9, 2011 or the commencement of production; $488,234 (US$500,000) to Aurcana upon the earlier of April 9, 2012 or six months after the commencement of commercial production; a further $488,234 (US$500,000) by October 9, 2012. The obligation to deliver shares of the Company has been recorded within equity at a fair value of $650,000 and formed part of the purchase price to acquire Silver One.

Additional contingent consideration of $488,234 (US$500,000) to Aurcana or 500,000 shares at the option of Aurcana within 18 months following the commencement of commercial production; $488,234 (US$500,000) to Aurcana or 500,000 shares at the option of Aurcana within 24 months following the commencement of commercial production; and, $488,234 (US$500,000) to Aurcana within 30 months following commencement of commercial production or 500,000 shares at the option of Aurcana. The Company estimated the fair value of the contingent consideration to be negligible.

When Aurcana purchased the Rosario property from Industrial Minera Mexico, S.A. de C.C. ("IMMSA"), the acquisition agreement stipulated that Aurcana was to use its "best commercial efforts" to initiate commercial production by February 2, 2009. If no commercial production is undertaken by such date due to a cause attributable to Aurcana, a 25% advance royalty payment is to be paid on an annual basis based on estimates of production. As Aurcana did not commence production by February 2, 2009, the Company has accrued an amount of $147,427 within the purchase price allocation for Silver One based on the limited information available to the Company.

10.	Property, plant, and equipment

The Company reviewed for indicators of impairment for property, plant and equipment at December 31, 2010 and determined that no indicators were present.

				Furniture
		Land &	Computer	and	Leasehold	Mine	Mine	Mine	Construction
	Automotive	Buildings	Equipment	Fixtures	Improvements	Equipment	Development	Reclamation	in Process	Total

Cost
Balance, January 1, 2010	326,888	1,025,058	175,737	94,005	140,238	3,646,200	8,591,549	-	-	13,999,675
Additions	826	30,590	73,277	-	-	123,886	-	1,231,064	-	1,459,642
Silver One acquisition (Note 5)	105,136	1,000,697	88,203	52,418	-	820,575	-	-	-	2,067,029
Disposals	(51,757)	(2,978)	-	-	-	-	-	-	-	(54,736)
Currency translation adjustments	(13,914)	(51,171)	(1,400)	(749)	-	(182,613)	(420,784)	-	-	(670,632)
Total cost, December 31, 2010	367,179	2,002,196	335,816	145,674	140,238	4,408,047	8,170,765	1,231,064	-	16,800,979

Accumulated depreciation
Balance, January 1, 2010	-	-	70,703	30,522	84,245	-	-	-	-	185,470
Depreciation	65,808	29,930	107,416	9,387	19,197	542,421	211,067	-	-	985,226
Disposals	(43,485)	-	-	-	-	-	-	-	-	(43,485)
Currency translation adjustments	(290)	(1,171)	(306)	(1,306)	-	(20,713)	(3,450)	-	-	(27,236)
Total accumulated depreciation, December 31, 2010	22,033	28,759	177,813	38,603	103,442	521,708	207,617	-	-	1,099,975

Net book value, December 31, 2010	345,145	1,973,437	158,003	107,071	36,796	3,886,339	7,963,148	1,231,064	-	15,701,004

Cost
Balance, January 1, 2011	367,179	2,002,196	335,816	145,674	140,238	4,408,047	8,170,765	1,231,064	-	16,800,979
Additions	138,380	8,658	227,846	12,542	-	593,178	858,324	-	191,162	2,030,092
Currency translation adjustments	(4,813)	(21,664)	1,112	(234)	-	(79,821)	(169,572)	(26,526)	1,738	(299,778)
Total cost, June 30, 2011	500,747	1,989,191	564,774	157,982	140,238	4,921,405	8,859,517	1,204,538	192,901	18,531,293

Accumulated depreciation
Balance, January 1, 2011	22,033	28,759	177,813	38,603	103,442	521,708	207,617	-	-	1,099,975
Depreciation	34,346	14,367	82,494	12,972	36,796	276,658	205,712	28,004	-	691,349
Currency translation adjustments	(464)	(414)	(41)	1,141	-	(7,937)	(4,965)	(88)	-	(12,769)
Total accumulated depreciation, June 30, 2011	55,916	42,712	260,266	52,716	140,238	790,428	408,364	27,916	-	1,778,555

Net book value, June 30, 2011	444,831	1,946,479	304,508	105,266	-	4,130,977	8,451,153	1,176,623	192,901	16,752,737

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

10.	Property, plant, and equipment - continued

Depreciation recognized during the three and six months ended June 30, 2011 and June 30, 2010 were recorded as follows:

	Three months		Six months
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010

Cost of sales	264,116	161,603	582,572	324,784
Administration	33,000	30,777	108,229	37,625
	297,116	192,380	690,801	362,409

11.	Long term debt

Pursuant to the acquisition of La Guitarra, the Company agreed to pay US$4,000,000 of the purchase price as a promissory note to Goldcorp Inc. (“Goldcorp”). The debt bears no interest, is unsecured, and repayable by instalments of $488,234 (US$500,000) on each of the first through eighth anniversaries of the closing date. The final instalment is due in August 2011 is $488,234 (US$500,000) and recorded as a current liability.

The debt has been discounted for financial reporting purposes to its fair value on its original acquisition date. The rate used to discount the debt to its fair value was 5% which was based on the cost of borrowing of similar companies for the same purpose.

As part of the acquisition of Silver One on November 16, 2010 (Note 5 and 9), the Company assumed a debt of Silver One relating to the 2009 acquisition of 100% of the outstanding shares of La Rastra S.A. de C.V. (“La Rastra”) from Aurcana Corporation (“Aurcana”). The remaining obligations under the agreement include the requirement to deliver 1,000,000 common shares on a specified date (Note 5) and remaining debt payments of $488,234 (US$500,000) to Aurcana upon the earlier of April 9, 2012 or six months after the commencement of commercial production; a further $488,234 (US$500,000) by October 9, 2012.

The debt payments to Aurcana have been discounted for financial reporting purposes to its fair value. The rate used to discount the debt to its fair value was 5.89%, which was based on the cost of borrowing of similar companies for the same purpose.

The balance of the long-term debt are as follows:

	June 30,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Due to Goldcorp	486,263	487,147	1,033,873
Due to Aurcana	920,730	917,494	-
	1,406,993	1,404,641	1,033,873
Less: current portion	(953,233)	(487,147)	(516,937)
	453,760	917,494	516,936

Required debt payments	$

2011	488,234
2012	976,468
1,464,702

The difference between the fair value of the payments and their face values was due to the discounting of the debt at the time of acquisition.

The Company recognized accretion of interest as follows:

	Three months		Six months
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010

Accretion of interest due to Goldcorp	5,682	18,645	11,553	37,324
Accretion of interest due to Aurcana	12,927	-	25,771	-
	18,609	18,645	37,324	37,324

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

12.	Environmental reclamation and rehabilitation

$

Balance, January 1, 2010	111,092
Accretion expense for the period	7,917
Decommissioning provisions assumed in Silver One acquisition	142,259
Change in estimate	1,231,672
Balance, December 31, 2010	1,492,940
Accretion expense for the period	48,111
Change in estimate	1,725
Balance, June 30, 2011	1,542,776

The Company’s estimates of the costs of reclaiming its properties are based on current legal and regulatory requirements. At June 30, 2011, the Company’s undiscounted provision for reclamation and rehabilitation estimate was $4,235,201 (December 31, 2010 - $4,159,567, January 1, 2010 - $1,321,857). The provision is the discounted value of the estimated future reclamation and property closure costs based on the Company’s individual property closure plans. The Company anticipates settling these obligations within the next 16 years. The present value of the provision has been calculated using a weighted average pre-tax market discount rate of 7.0% and an inflation factor of 3.50%. The amounts of the liabilities are subject to re-measurement during each reporting period. The Company has used best efforts in determining the assumptions utilized in the provision calculations and the estimated timing and amounts of the cash flows.

13.	Share capital and contributed surplus

At June 30, 2011, the Company had unlimited common shares without par value and 234,398,649 common shares issued and outstanding (December 31, 2010 – 231,303,257, January 1, 2010 – 84,718,289).

(a)

On November 16, 2010, the Company completed the plan of arrangement for the acquisition of Silver One (Note 5) in an all-share transaction. In consideration for 100% of the outstanding shares of Silver One, Silvermex issued 89,315,406 shares and assumed 7,000,000 employee and consultant stock options, 15,795,653 warrants and 1,003,244 agents’ common share units of Silver One and share obligations to Aurcana. The fair value of the 7,000,000 employee and consultant share options assumed was determined using the Black-Scholes pricing model using the following assumptions: a weighted average exercise price of $0.35, a weighted average risk free rate of 1.43%, weighted average volatility of 95%, a weighted average expected life of 1.6 year and with no dividends being paid. With these assumptions, the fair value was determined to be $2,932,700 with $1,844,732 for the vested options at the date of acquisition which was recognized as part of the consideration paid and $1,087,973 for the unvested options which is recognized as share-based compensation expense over the remaining vesting period.

The fair value attributable to the 460,000 common share warrants was $152,583. The fair value was determined using the Black- Scholes pricing model using the following assumptions: an exercise price of $0.45, a risk free rate of 1.67%, volatility of 92%, an expected life of 1.2 year and with no dividends being paid.

The fair value attributable to the 15,335,655 common share warrants was $3,963,512. The fair value was determined using the Black-Scholes pricing model using the following assumptions: an exercise price of $0.65, a risk free rate of 1.67%, volatility of 92%, an expected life of 1.2 years and with no dividends being paid.

The fair value attributable to the 1,003,244 agents’ common share options portion of the units was $332,779. The fair value was determined using the Black-Scholes pricing model using the following assumptions: exercise price of $0.45, a risk free rate of 1.67%, volatility of 92%, an expected life of 1.2 years and with no dividends being paid.

The fair value attributable to the 1,003,244 agents’ common share warrants portion of the units was $120,529. The fair value was determined using the Black-Scholes pricing model using the following assumptions: exercise price of $0.65, a risk free rate of 1.67%, volatility of 92%, an expected life of 1.2 years and with no dividends being paid.

In conjunction with the plan of arrangement, immediately prior to the completion of the plan of arrangement, the common shares were split on a ratio of 1 to 1.1. The outstanding share options and warrants were split on a ratio of 1 to 1.1 and the exercise price of the options and warrants decreased on a ratio of 1.1 to 1. The other terms of the options and warrants were not modified. All amounts of shares, warrants and options and their exercise prices have been adjusted in this note disclosure to reflect the stock split.

(b)

During February and March 2010, the Company completed the private placement of 14,587,100 units at a price of $0.33 per unit for gross proceeds of $4,773,960. Of the total number of units issued, 10,021,781 units consisted of 1.0 common share and a one-half transferable warrant and 4,565,319 units consisted of 1.0 common shares and a one-quarter transferable warrant to purchase a further share for $0.41 for a period of two years. The agent was paid a fee of $381,917 and issued 440,000 broker’s warrants. Each whole broker warrant is exercisable to purchase 1.0 share at $0.41 for a period of two years. Other share issuance costs for the private placement were $125,747.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

13.	Share capital and contributed surplus - continued

The fair value of the common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 0.59%, volatility of 117%, an expected life of 1 year and with no dividends being paid. The fair value attributable to the common shares and warrants was $4,096,040 and $677,920 respectively. The fair value attributed to the broker’s warrants was $49,514.

During December 2010, the Company completed the private placement of 24,193,548 units at a price of $0.62 per unit for gross proceeds of $15,000,000. Of the 24,193,548 units, 23,166,499 units were a brokered private placement for gross proceeds of $14,363,230 and 1,027,049 units were a non-brokered private placement for gross proceeds of $636,770. Each unit consisted of one common share and half of one warrant. Each whole warrant entitles the holder to purchase a further share for $0.90 for a period of three years. The agents were paid a fee of $1,005,426, representing 7% of the gross proceeds raised in the brokered portion of the private placement and were issued 1,621,655 broker’s warrants equal to 7% of the number of units sold in the brokered portion of the private placement. The Company paid $35,650 representing 7% of the gross proceeds raised in the non-brokered private placement and issued 57,893 warrants equal to 7% of the units issued in the non-brokered portion of the private placement. All of the agents’ warrants are exercisable to purchase one share at $0.71 for a period of two years.

The fair value of the 12,096,774 common share purchase warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 1.57%, volatility of 117%, an expected life of three year and with no dividends being paid. The fair value attributable to the common shares and warrants was $11,115,005 and $3,884,995 respectively. The fair value attributed to the 1,621,655 broker warrants and the 57,893 non-broker warrants was determined using the Black-Scholes pricing model using the following assumptions: a risk free rate of 1.38%, volatility of 111%, an expected life of two year and with no dividends being paid. The fair value attributable to the broker warrants and to the non-broker warrants was $935,990 and $33,405 respectively.

(c)

During September 2010, the Company issued 760,697 common shares for a total of $217,626 to a former director and officer for bonuses earned and issued 2,208,353 common shares for a total of $517,138 to Goldcorp Inc. in satisfaction of a US$500,000 installment payment on the promissory note related to the acquisition of La Guitarra (Note 11).

(d)

During the six months ended June 30, 2011, the Company issued 719,500 common shares for $430,793 relating to stock options exercised. An additional 2,375,892 common shares were issued for $1,211,634 relating to warrants and agents’ common share units exercised.

Share-based employee benefits

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant share options to employees and non-employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. The Company settles all exercised share options contracts by issuing common shares.

A summary of the Company's options at June 30, 2011 is presented as follows:

		Weighted
		average
		exercise price
	Number of	per share
	options	$

Balance, December 31, 2009	3,473,340	1.42
Granted *	10,373,700	0.34
Exercised	(540,000)	0.35
Forfeited	(497,200)	1.20
Expired	(181,500)	0.74

Balance, December 31, 2010	12,628,340	0.60
Granted	3,406,231	0.74
Exercised	(719,500)	0.33
Forfeited	(50,000)	0.41
Expired	(478,040)	1.64

Balance, June 30, 2011	14,787,031	0.61

* Includes 7,000,000 employee and consultant stock options that were assumed in the business acquisition of Silver One (Note 5).

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

13.	Share capital and contributed surplus - continued

A summary of the Company's options at June 30, 2011 is as follows:

	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
Exercise	Number of	exercise	contractual	Number of	exercise	contractual
price	options	price	life	options	price	life
($)	outstanding	($)	(years)	exercisable	($)	(years)

$0.26 - $0.46	9,850,700	$0.34	3.59	9,491,548	$0.34	3.58
$0.62 - $0.90	3,681,231	$0.74	4.54	1,005,000	$0.74	4.29
$1.30 - $2.05	705,100	$1.48	1.75	705,100	$1.48	1.75
$2.77 - $2.78	156,750	$2.77	0.66	156,750	$2.77	0.66
$3.63 - $3.64	393,250	$3.64	1.67	393,250	$3.64	1.67

$0.26 - $3.64	14,787,031	$0.61	3.66	11,751,648	$0.59	3.43

During the six months ended June 30, 2011, options granted had a total fair value of $1,477,802 (June 30, 2010 - $224,267) and a weighted average grant-date fair value of $0.43 (June 30, 2010 - $0.21) . The options have been valued using the Black-Scholes option pricing model (“Black-Scholes”), with the following weighted average assumptions:

	Six months
	June 30, 2011	June 30, 2010

Average risk free rate	1.69%	1.20%
Expected life	2.14 years	1.69 years
Expected volatility	111.41%	133.55%
Expected dividends	Nil	Nil

Warrants

A summary of the Company's warrants at June 30, 2011 are presented as follows:

		Weighted
		average
	Number of	exercise price
	warrants	per share
		$

Balance, December 31, 2009	30,470,636	0.35
Issued*	36,164,200	0.69
Exercised	(14,979,928)	0.40

Balance, December 31, 2010	51,654,908	0.57
Issued	360,000	0.65
Exercised	(2,015,892)	0.63

Balance, June 30, 2011	49,999,016	0.57

* Includes warrants issued in the business acquisition (Note 5)

The weighted average contractual life of the outstanding warrants is 1.18 years.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

13.	Share capital and contributed surplus - continued

A summary of the Company’s warrants at June 30, 2011 is as follows:

Expiry Date	Exercise price	Outstanding

September 30, 2011	$0.41	1,181,714
February 12, 2012	$0.41	2,669,230
February 24, 2012	$0.41	550,000
February 12, 2012	$0.65	13,453,724
February 12, 2012	$0.45	314,037
March 5, 2012	$0.41	13,750
May 8, 2012	$0.32	12,356,905
May 15, 2012	$0.32	2,291,667
May 27, 2012	$0.32	3,391,667
December 16, 2012	$0.71	1,679,548
December 16, 2013	$0.90	12,096,774

Balance, June 30, 2011		49,999,016

Agents’ Common Share Units

A summary of the Company's agents’ common share units at June 30, 2011 as follows:

	Number of	Weighted average
	agents’	exercise price
	common	per share
	share units	$

Balance, December 31, 2009	-	-
Issued	1,003,244	0.45

Balance, December 31, 2010	1,003,244	0.45
Exercised	(360,000)	0.45

Balance, June 30, 2011	643,244	0.45

The 1,003,244 agents’ common share units expire on February 12, 2012. Each unit is exercisable at $0.45 into one common share and one common share warrant. Each full warrant is exercisable at $0.65 into a common share until February 12, 2012.

14.	Changes in non-cash working capital

	Three months		Six months
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$

Restricted cash	370,484	-	(3,224,141)	-
Accounts receivable	1,262,764	(178,319)	1,174,361	74,984
Inventory	(655,946)	(135,594)	(535,859)	(140,206)
Prepaid expenses and deposits	416	(54,007)	(2,519)	(1,772)
Accounts payable and accrued liabilities	(118,533)	(838,708)	(621,647)	(828,289)
	859,185	(1,206,628)	(3,209,805)	(895,283)

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

15.	Supplementary cash flow information

	Three months		Six months
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$

Interest received	69,648	64,714	163,532	130,120
Interest paid	Nil	Nil	Nil	Nil

Non-cash financing items:
Warrants issued pursuant to equity financing	Nil	Nil	Nil	49,514

16.	Related party transactions

During the year ended December 31, 2010, the Company provided a loan to a director of the Company for $93,000, bearing interest at 5.0% per annum, due on demand, with the principal and interest due on or before March 10, 2011. The loan was repaid during the quarter ended March 31, 2011.

Included in accounts receivable are advances to a director and a company controlled by the director in the amount of $7,237 (December 31, 2010 - $6,737, January 1, 2010 - $Nil)

During the year ended December 31, 2010, the Company completed a private placement (Note 13) at a price of $0.33 per unit of which a director subscribed for 5,665,319 common shares and 550,000 warrants.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

17.	Economic dependence

All sales of silver and gold are to Compania Minera Pena de Bernal, S.A. de C.V. Included in accounts receivable as at June 30, 2011 is $594,275 (December 31, 2010 - $1,766,942, January 1, 2010 - $293,794) owing from Compania Minera Pena de Bernal.

18.	Segmented information

The Company has two reportable operating segments, being the La Guitarra operating and future development operations and the Silver One exploration operations. All revenues and cost of sales relate to the sale of silver and gold in Mexico. As the Silver One segment was created on November 16, 2010, the level of activities in the segment are not significant.

The Company’s assets by geographic location are as follows:

	June 30,	December 31,	January 1,
	2011	2010	2010
	$	$	$

Canada	21,861,171	26,936,600	3,310,124
Mexico	51,602,864	47,344,419	14,469,418
Total Assets	73,464,035	74,281,019	17,779,542

The Company’s net income (loss) by geographic location is as follows:

	Three months		Six months
	June 30,	June 30,	June 30,	June 30,
	2011	2011	2011	2010
	$	$	$	$

Canada	(2,301,281)	(826,542)	(4,689,849)	(1,422,688)
Mexico	1,081,904	(837,777)	2,573,566	(1,690,053)
Total net income (loss) for the period	(1,219,377)	(1,664,319)	(2,116,283)	(3,112,741)

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

19.	Contingencies and commitments

	(a)	Tax Reassessment

During the year ended December 31, 2010, the Company received a tax reassessment for tax year 2003 from the Mexican tax authorities in the amount of approximately $3,171,000. The reassessment is attributable to (a) Value Added Tax (“VAT”) refunds collected by the Company that the Servico de Administracion Tributaria (“SAT”) argues that the Company was not entitled to, and (b) SAT argues that certain inter-company loans should have been treated as income. The Company has contested the claim and its claim has been admitted to the Tax Court. Although the Company believes the reassessment is without merit and that it will ultimately be successful in having it reversed, the Company has posted a bond with SAT for $3,224,141 (MXN$ 38,896,678), the full amount of the tax reassessment. The Company has not recorded the impact of this reassessment and the bond has been classified as restricted cash.

	(b)	Payment Dispute

A payment related lawsuit was filed during the year ended December 31, 2010, against the Company’s Mexican subsidiary relating to work completed under a contract. On June 3, 2011, the Supreme Court of Guanajuato ruled the Company must pay $79,456 (US$81,371) plus interest at a rate of 5% calculated monthly. The Company made the required payment during the quarter ended June 30, 2011 but believes the interest portion of the claim of approximately $117,176 (US$120,000) is without merit and is considering its options to recover any interest amounts ultimately paid.

	(c)	Employee Lawsuit

During the year ended December 31, 2010 the Company received a notice informing them that a former employee had sued La Guitarra subsidiary claiming unpaid salary and expense reimbursements. The amount of the potential liability cannot be determined at the current date but based on the information available, the Company has recorded a liability in the amount of $223,803 (MXN$2,700,000).

	(d)	Value Added Tax Receivable (Note 6)

The Company has certain VAT receivables in Mexico amounting to $2,225,011 (December 31, 2010 - $2,866,792, January 1, 2010 - $2,670,107). During 2008, the Company received four assessments from the SAT advising VAT refunds totalling $1,518,442 (MXN$18,318,793) were rejected. The Company appealed the decisions and received $136,065 (MXN$1,666,536) plus interest in refunds (2010), had $1,324,515 (MXN$15,979,218) rejected on final appeal (2011) and is awaiting final judgement on $55,788 (MXN$673,039). The balance of the VAT receivable consists of VAT refund applications which have been rejected, but not yet appealed and refunds in process or pending. Due to the uncertainty of the timing and the collectability, the Company recorded an allowance for the full amount of the receivable as of June 30, 2011.

	(e)	During the three month period ended March 31, 2011, the Company signed a three year lease for a Vancouver head office. The minimum lease payments required under the agreement are as follows:

$

Within 1 year	164,760
Between 2 to 5 years	274,600
439,360

20.	Subsequent events

Subsequent to June 30, 2011, the Company issued 1,885,713 shares on the exercise of warrants for proceeds of $721,428 and 1,033,750 shares on the exercise of options for proceeds of $367,500.

21.	Transition to International Financial Reporting Standards

The Company has adopted IFRS effective January 1, 2010 (“the Transition Date”) and has prepared its opening IFRS statement of financial position as at that date. Prior to the adoption of IFRS, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s consolidated financial statements for the year ending December 31, 2011 will be the first annual financial statements that comply with IFRS. The Company will ultimately prepare its opening IFRS statement of financial position by applying existing IFRS with an effective date of December 31, 2011 or prior. Accordingly, the opening IFRS statement of financial position and the December 31, 2010 comparative statement of financial position presented in the consolidated financial statements for the year ending December 31, 2011 may differ from those presented at this time.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

21.	Transition to International Financial Reporting Standards – continued

(a)

In preparing these consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

Business combinations

The Company has applied the exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the Transition Date.

Cumulative translation differences

The Company has elected to set the previous accumulated cumulative translation account, which is included in accumulated other comprehensive income, to zero at January 1, 2010.

Fair value or revaluation as deemed cost

The Company has elected to measure certain items of property, plant and equipment, accounted for under IAS 16, Property, Plant and Equipment (“IAS 16”) at fair value and use that fair value as the deemed cost on the Transition Date.

Share-based payment transactions

The Company has elected not to apply IFRS 2, Share-Based Payments (“IFRS 2”) to equity instruments granted prior to November 7, 2002 or to those granted after November 7, 2002, that have vested by the Transition Date.

Borrowing costs

The Company has elected the Transition Date as the date to apply the transitional provisions set out in IAS 23, Borrowing Costs (“IAS 23”). The capitalization of borrowing costs under IAS 23 will commence from this date onwards. Borrowing costs previously capitalized under Canadian GAAP have not been adjusted on transition to IFRS.

Decommissioning liabilities

The Company has elected to apply the IFRS 1 optional exemption for its decommissioning liabilities. Accordingly, the decommissioning liabilities have been remeasured as per the requirements of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”) as at January 1, 2010. The impact to the Company’s assets and liabilities were insignificant.

Arrangements containing a lease

The Company has elected to apply transitional provisions under IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The Company made an assessment of the leases for Canadian GAAP purposes under EIC 150 as at the date of its applicability, December 9, 2004. Accordingly the Company has not reassessed the arrangement containing leases as at the date of transition.

(b)

In accordance with IFRS 1, hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies between Canadian GAAP and IFRS.

(c)

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and financial performance. In order to allow the users of the financial statements to better understand these changes, the Company’s opening statement of financial position at January 1, 2010, the statements of financial position at June 30, 2010 and December 31, 2010, and statements of loss and comprehensive loss for the three and six months ended June 30, 2010 and the year ended December 31, 2010, have been reconciled to IFRS and presented below, along with explanations of the resulting differences.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

21.	Transition to International Financial Reporting Standards - continued

Reconciliation of statements of financial position as at January 1,			Effect of
2010			transition to
	Canadian GAAP	Note	IFRS	IFRS
	$		$	$
Assets
Current assets
Cash and cash equivalents	625,171		-	625,171
Accounts receivable	357,021		-	357,021
Note receivable	2,566,201		-	2,566,201
Inventory	231,207		-	231,207
Prepaid expenses and deposits	137,244		-	137,244
	3,916,844		-	3,916,844

Mineral property interests	48,493		-	48,493
Property, plant and equipment	33,089,661	ii-vi	(19,275,456)	13,814,205

	37,054,998		(19,275,456)	17,779,542
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,602,117		-	2,602,117
Deferred gain on sale of Chief Consolidated Mining Company	1,418,501		-	1,418,501
Current portion of long term debt	516,937		-	516,937
	4,537,555		-	4,537,555

Long-term debt	516,936		-	516,936
Provision for reclamation and rehabilitation	105,740	vii	5,352	111,092
Deferred income taxes	5,943,309	ix	(3,355,140)	2,588,169

	11,103,540		(3,349,788)	7,753,752
Shareholders’ equity
Share capital	52,273,254		-	52,273,254
Contributed surplus	11,849,261	viii	(39,125)	11,810,136
Deficit	(38,171,057)	i-ix	(15,886,543)	(54,057,600)

	25,951,458		(15,925,668)	10,025,790

	37,054,998		(19,275,456)	17,779,542

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

21.	Transition to International Financial Reporting Standards - continued

Reconciliation of statements of financial position as at June 30,			Effect of
2010			transition to
	Canadian GAAP	Note	IFRS	IFRS
	$		$	$
Assets
Current assets
Cash and cash equivalents	1,628,410		-	1,628,410
Accounts receivable	282,037		-	282,037
Note receivable	1,539,720		-	1,539,720
Inventory	371,413		-	371,413
Prepaid expenses and deposits	139,016		-	139,016
	3,960,596		-	3,960,596

Note receivable	1,026,481		-	1,026,481
Mineral property interests	48,493		-	48,493
Property, plant and equipment	32,820,813	ii-vi	(19,337,514)	13,483,299

	37,856,383		(19,337,514)	18,518,869
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,773,828		-	1,773,828
Deferred gain on sale of Chief Consolidated Mining Company	851,101		-	851,101
Current portion of long term debt	509,666		-	509,666
	3,134,595		-	3,134,595

Long-term debt	509,666		-	509,666
Provision for reclamation and rehabilitation	112,014	vii	5,477	117,491
Deferred income taxes	5,951,985	ix	(3,391,139)	2,560,846
Deferred gain on sale of Chief Consolidated Mining Company	567,400			567,400

	10,275,660		(3,385,662)	6,889,998
Shareholders’ equity
Share capital	55,991,202		-	55,991,202
Contributed surplus	12,807,410	viii	(44,392)	12,763,018
Accumulated other comprehensive income	-	i	44,992	44,992
Deficit	(41,217,889)	i-ix	(15,952,452)	(57,170,341)

	27,580,723		(15,951,852)	11,628,871

	37,856,383		(19,337,514)	18,518,869

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

21.	Transition to International Financial Reporting Standards – continued

Reconciliation of statements of financial position as at December			Effect of
31, 2010			transition to
	Canadian GAAP	Note	IFRS	IFRS
	$		$	$
Assets
Current assets
Cash and cash equivalents	17,414,536		-	17,414,536
Short-term investments	7,400,203		-	7,400,203
Accounts receivable	2,288,506		-	2,288,506
Related party receivable	93,000		-	93,000
Note receivable	2,000,000		-	2,000,000
Inventory	708,423		-	708,423
Prepaid expenses and deposits	252,261		-	252,261
	30,156,929		-	30,156,929

Mineral property interests	28,423,086		-	28,423,086
Property, plant and equipment	35,726,379	ii-vi	(20,025,375)	15,701,004

	94,306,394		(20,025,375)	74,281,019
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,937,783		-	2,937,783
Deferred gain on sale of Chief Consolidated Mining Company	1,293,265		-	1,293,265
Current portion of long term debt	487,147		-	487,147
	4,718,195		-	4,718,195

Long-term debt	917,494		-	917,494
Provision for reclamation and rehabilitation	1,492,940		-	1,492,940
Deferred income taxes	10,955,286	ix	(3,232,932)	7,722,354

	18,083,915		(3,232,932)	14,850,983
Shareholders’ equity
Share capital	132,172,307	viii	(20,426)	132,151,881
Contributed surplus	23,689,175	viii	(265,158)	23,424,017
Accumulated other comprehensive loss	-	i	(431,146)	(431,146)
Deficit	(79,639,003)	i-ix	(16,075,713)	(95,714,716)

	76,222,479		(16,792,443)	59,430,036

	94,306,394		(20,025,375)	74,281,019

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

21.	Transition to International Financial Reporting Standards - continued

Reconciliation of statements of loss and comprehensive loss for			Effect of
the three months ended June 30, 2010			transition to
	Canadian GAAP	Note	IFRS	IFRS
	$		$	$

Sales	247,833		-	247,833
Cost of sales	837,029	i,iii	(42,247)	794,782
	(589,196)		42,247	(546,949)
Operating expenses
Administration	814,300	i	17,073	831,373
Mine overhead	195,434	i,iii	(59,804)	135,630
Share-based compensation	76,293	viii	(6,066)	70,227
	1,086,027		(48,797)	1,037,230
Operating loss	(1,675,223)		91,044	(1,584,179)

Other income and (expenses)
Finance costs	(18,645)	vii	(2,358)	(21,003)
Foreign exchange loss	-	i	(77,895)	(77,895)
Interest and other income	64,726	i	(12)	64,714
	46,081		(80,265)	(34,184)
Net loss before tax	(1,629,142)		10,779	(1,618,363)

Deferred income tax expense (recovery)	(64,206)	ix	110,162	45,956
Net loss for the period	(1,564,936)		(99,383)	(1,664,319)
Currency translation adjustment	-	i	296,767	296,767
Total comprehensive loss for the period	(1,564,936)		197,384	(1,367,552)

Basic and fully diluted loss per common share	(0.02)			(0.02)

Weighted average number of common shares outstanding	99,311,913			99,311,913

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

21.	Transition to International Financial Reporting Standards – continued

Reconciliation of statements of loss and comprehensive loss for			Effect of
the six months ended June 30, 2010			transition to
	Canadian GAAP	Note	IFRS	IFRS
	$		$	$

Sales	247,833		-	247,833
Cost of sales	837,029	i,iii	(42,247)	794,782
	(589,196)		42,247	(546,949)
Operating expenses
Administration	1,405,589	i	37,899	1,443,488
Mine overhead	905,503		-	905,503
Share-based compensation	230,715	viii	(5,267)	225,448
	2,541,807		32,632	2,574,439
Operating loss	(3,131,003)		9,615	(3,121,388)

Other income and (expenses)
Finance costs	(37,324)	vii	(4,704)	(42,028)
Foreign exchange loss	-	i	(104,001)	(104,001)
Interest and other income	130,171	i	(51)	130,120
	92,847		(108,756)	(15,909)
Net loss before tax	(3,038,156)		(99,141)	(3,137,297)

Deferred income tax expense (recovery)	8,676	ix	(33,232)	(24,556)
Net loss for the period	(3,046,832)		(65,909)	(3,112,741)
Currency translation adjustment	-	i	44,992	44,992
Total comprehensive loss for the period	(3,046,832)		(20,917)	(3,067,749)

Basic and fully diluted loss per common share	(0.03)			(0.03)

Weighted average number of common shares outstanding	95,066,587			95,066,587

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

21.	Transition to International Financial Reporting Standards - continued

Reconciliation of statements of loss and comprehensive loss for the			Effect of
year ended December 31, 2010			transition to
	Canadian GAAP	Note	IFRS	IFRS
	$		$	$

Sales	3,950,957		-	3,950,957
Cost of sales	3,112,500	i,iii	(212,402)	2,900,098
	838,457		212,402	1,050,859
Operating expenses
Exploration	-	ii	150,364	150,364
Administration	4,601,945	i	59,106	4,661,051
Mine overhead	905,503		-	905,503
Share-based compensation	1,053,029	viii	(246,459)	806,570
Impairment loss	37,468,666		-	37,468,666
	44,029,143		(36,989)	43,992,154
Operating loss	(43,190,686)		249,391	(42,941,295)

Other income and (expenses)
Finance costs	(45,835)	vii	(7,917)	(53,752)
Foreign exchange loss	-	i	(405,827)	(405,827)
Gain on sale of Chief Consolidated Mining Company	1,559,753		-	1,559,753
Allowance for value added tax receivable	(525,708)		-	(525,708)
Interest and other income	215,057		-	215,057
	1,203,267		(413,744)	789,523
Net loss before tax	(41,987,419)		(164,353)	(42,151,772)

Income tax expense (recovery)
Current	56,394		-	56,394
Deferred	(575,867)	ix	24,817	(551,050)
	(519,473)		24,817	(494,656)
Net loss for the period	(41,467,946)		(189,170)	(41,657,116)
Foreign currency translation	-	i	(431,146)	(431,146)
Total comprehensive loss for the period	(41,467,946)		(620,316)	(42,088,262)

Basic and fully diluted loss per common share	(0.37)			(0.37)

Weighted average number of common shares outstanding	111,513,837			111,513,837

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

21.	Transition to International Financial Reporting Standards - continued

The following are explanatory notes to the IFRS reconciliations above:

(i)	Functional Currency

Under Canadian GAAP, an entity applies criteria to determine whether a foreign subsidiary’s operation is integrated or self-sustaining. Where a subsidiary is integrated with the parent company, it will share the same measurement currency. As the Company viewed all its operations in Mexico as being integrated with the parent, the measurement currency of both the parent and the subsidiaries was then determined to be the Canadian dollar.

Under IFRS, the functional currency (measurement currency) of the reporting entity and each of its foreign operations must be assessed independently giving consideration to the primary economic environment in which each operates. Although IFRS provides similar guidance as Canadian GAAP on the facts to determine an entity’s functional currency, the IFRS guidance distinguishes between primary and secondary factors in making such an assessment. Based on the evaluation of these primary and secondary factors under IFRS, management has concluded that the functional currencies of certain of the Mexican subsidiaries which operate the La Guitarra mine are the US dollar. Accordingly, the change in the functional currency has been reflected in reporting the Company’s financial position and results of operations under IFRS.

As a result of the change in the functional currency, a cumulative translation adjustment was identified in the statement of financial position. As allowed under IFRS 1, the Company has elected to eliminate the cumulative translation adjustment on the IFRS transition date.

(ii)	IFRS 6 Exploration and Evaluation of Mineral Resources

Canadian GAAP allows a company to establish an accounting policy to either capitalize exploration and evaluation costs incurred on mineral properties until the property is developed or abandoned or to expense the costs as incurred until the property enters the development stage. The Company under Canadian GAAP capitalized exploration and evaluation costs until the mineral property was developed or abandoned. IFRS allows a company to continue with its existing accounting policy under Canadian GAAP or to expense exploration and evaluation costs as incurred until the property enters the development stage. The Company has established a new accounting policy under IFRS where the Company will expense exploration and evaluation costs as incurred until the mineral property enters into the development phase.

(iii)	IAS 16 Property, Plant and Equipment

The Company has elected to measure certain items of property, plant and equipment, accounted for under IAS 16, Property, Plant and Equipment (“IAS 16”) at fair value and use that fair value as the deemed cost on the Transition Date. The net effect was an increase to the carrying value of the property, plant and equipment of $1,724,808 with the offsetting credit to the opening deficit. The Company determined that under IFRS, the US Dollar is the functional currency for a few of the Mexican subsidiaries and as such the carrying values of the non-monetary assets was effected with a net decrease to the carrying values of property, plant and equipment of ($3,115,684) at the date of transition with the offset to deficit. Due to the net decrease in the carrying value of the property, plant and equipment, the depreciation that had previously been recognized under Canadian GAAP was revised under IFRS to reflect the impact of the decreased carrying value. In addition, on transition to IFRS, the estimated useful lives of the property, plant and equipment were reviewed and the depreciation rates were revised.

(iv)	Componentization of Property, Plant and Equipment

IFRS requires entities to componentize all long lived assets and record depreciation on a component-by-component basis whereas under Canadian GAAP the concept of componentization may not be applied on as rigorous a basis as under IFRS therefore differences in practice may arise. The Company has completed its assessment on all long-lived assets in order to determine if a material difference exists between the application of componentization under Canadian GAAP and that to be applied under IFRS.

As at January 1, 2010, the Company determined the fair value of certain property, plant and equipment which was deemed to be the cost for these assets. Fair value was determined by qualified independent valuation professionals and was determined based on a combination of the market and cost approaches. The market approach determined fair value by analyzing equipment sales in the secondary market for the specific type of asset in Mexico, Canada and the United States. The cost approach determined fair value by analyzing the effective age, general condition and remaining useful life of the asset. Based on these estimates, the percentage of the remaining life of the asset was determined with this factor applied against the new equivalent asset price to determine fair value.

SILVERMEX RESOURCES INC.
(formerly Genco Resources Ltd.)
Notes to the Condensed Interim Consolidated Financial Statements
June 30, 2011
(Expressed in Canadian dollars, unaudited)

21.	Transition to International Financial Reporting Standards - continued

The total fair value of the mineral property, plant and equipment that was adjusted to fair value was $5,024,060, which became the deemed costs, compared to a carrying value of $3,299,252. The following table provides the fair value and original carrying value for each major class of mineral property, plant and equipment:

	Fair value	Carrying value	Change
	$	$	$

Automotive	326,891	125,806	201,085
Building	1,025,081	654,700	370,381
Computer equipment	26,696	49,402	(22,706)
Mine equipment	3,645,392	2,469,344	1,176,048
	5,024,060	3,299,252	1,724,808

(v)	Asset impairment

Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment at each reporting date. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has a historic impairment charge which was assessed on transition to IFRS and it was determined that the impairment had not reversed.

(vii)	IAS 37 Provisions, Contingent Liabilities and Contingent Assets

Under Canadian GAAP, asset retirement obligations for environmental rehabilitation and decommissioning costs are measured at the initial date of recognition using a discounted cash flow analysis with the Company’s credit-adjusted risk free interest rate. The liability, and corresponding asset, is only re-measured in the event of changes in the amount or timing of the cash flows required to settle the obligation

IAS 37 requires initial measurement of the obligation using a pre-tax discount rate that reflects the risk associated with the liability; furthermore the liability is required to be re-measured at each reporting date.

As described in Note 21(a), the Company elected to use the IFRS 1 transition exemption from full retrospective adjustment that would have been required under IFRIC 1. The Company re-measured the liability at the date of transition to IFRS and recorded an adjustment of $5,352 to the carrying value of the liability with the corresponding adjustment to deficit as the reclamation asset had been written off along with the associated property costs in the prior year.

(viii)	IFRS 2 Share-Based Payments

On transition to IFRS, the Company revalued the unvested outstanding stock options at January 1, 2010 with revised assumptions for estimated life, volatility, risk-free rate and estimated forfeiture rates which are applicable under IFRS.

(ix)	IAS 12 Income taxes

IAS 12 requires deferred income taxes to be recognized for temporary differences arising from the difference between the current exchange rate and the historical exchange rate translations of the costs of non-monetary assets and liabilities denominated in foreign currencies. Canadian GAAP does not account for these temporary differences. The Company’s adjustments for this difference primarily relate to the Mexican subsidiaries which have significant mineral property, plant and equipment balances.

As described in Note 21(c)(ii), the Company established a new accounting policy under IFRS where the Company will expense exploration and evaluation costs as incurred until the mineral property enters into the development phase. The deferred tax balance was reduced as the temporary differences between capitalized exploration costs and their tax base were eliminated due to the change in accounting policy.

(d)	Cash Flows

IAS 7, Statement of cash flows requires that cash flows relating to finance costs/interest and income tax to be separately disclosed within the statement classifications. Under Canadian GAAP these amounts were previously disclosed as a note to the statement of cash flows. These amounts have been separately disclosed under ‘operating activities’ within the statement of cash flows under IFRS.